                             BAYTEX ENERGY TRUST
                                     FORM OF PROXY

                                                                                                         For the Annual and Special Meeting to be held on May 17, 2007

I, _____________________________________ of _____________________________________ , being a unitholder of Baytex Energy Trust hereby appoint Raymond T. Chan, President and Chief Executive Officer of Baytex Energy Ltd., or, failing him, W. Derek Aylesworth, Chief Financial Officer of Baytex Energy Ltd., both of the City of Calgary, in the Province of Alberta, or, instead of either of the foregoing,                                                                                 of ____________________________________ , as my proxy, with full power of substitution, to attend and act and vote for me and on my behalf at the annual and special meeting of the unitholders of Baytex Energy Trust to be held on May 17, 2007 and at any adjournment thereof and at every poll that may take place in consequence thereof. Without limiting the general powers conferred, I hereby direct the said proxy to vote the trust units represented by this proxy as follows, on the following matters, namely:

1.	FOR _________ or AGAINST _______ the resolution fixing the number of directors of Baytex Energy Ltd. to be elected at the meeting at six members;

2.
FOR _________ or WITHHOLD FROM VOTING FOR ________ the election as directors for the ensuing year of the six nominees proposed by management in our information circular - proxy statement dated March 29, 2007;

3.	FOR _________ or WITHHOLD FROM VOTING FOR ________ the appointment of Deloitte & Touche LLP, Chartered Accountants, as our auditors and to authorize the directors to fix their remuneration as such;

4.	FOR _________ or AGAINST _______ the resolution authorizing various amendments to our unit rights incentive plan as described in our information circular - proxy statement dated March 29, 2007; and

5.
At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof in such manner as such proxy in his or her sole judgment may determine.

I hereby revoke any proxies heretofore given.

Your units will be voted as directed in the spaces provided above or, if no direction is given, be voted in favour of each of the above matters. You have the right to appoint a person, who need not be a unitholder, to attend and to act for you at the meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of the unitholder's appointee should be legibly printed in the blank space provided.

This solicitation is made on behalf of our management.

DATED this ______ day of _______________, 2007

_____________________________________
Signature of unitholder

_____________________________________
Name of unitholder (please print)

NOTES:

1.	If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2.	If you are an executor, administrator, trustee, etc. you should indicate that capacity.

3.	This form of proxy must be dated and the signature of the proxy should be exactly the same as the name in which the shares are registered.

4.
This proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 not less than 48 hours before the time for holding the meeting or any adjournment thereof.